MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2021
As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed Commerce Inc. (formerly known as Lightspeed POS Inc.) together with our subsidiaries, on a consolidated basis as constituted on December 31, 2021.
This MD&A dated February 2, 2022, for the three and nine months ended December 31, 2021, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes related thereto for the three and nine months ended December 31, 2021, as well as with our audited annual consolidated financial statements and the notes related thereto for the fiscal year ended March 31, 2021. The financial information presented in this MD&A is derived from the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2021, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2021, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact thereon of the ongoing COVID-19 pandemic declared by the World Health Organization on March 11, 2020 (the "COVID-19 Pandemic") as well as statements relating to expectations regarding industry trends, our growth rates, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our gross margins and future profitability, expected acquisition outcomes and synergies, expected impact of legal proceedings, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to manage hardware component shortages and supply chain risk and the impact of shortages in the supply chain on our merchants; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to
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prevent and manage information security breaches or other cyber-security threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other litigation claims; the pricing of our offerings; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates, including potential inflation; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A, in the “Risk Factors” section of our Annual Information Form dated May 20, 2021, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including “Lightspeed”, "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other companies to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target small and medium-sized businesses (“SMBs”) with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a strong track-record of growing revenue per customer over time.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, POS, product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality,
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loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our position at the point of commerce puts us in a strong and advantaged position for payment processing and allows us to collect transaction-related data insights. Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during the nine months ended December 31, 2021 in addition to our core base of retail and hospitality customers in the United States and Canada. Our transaction-based revenue was $75.8 million in the three months ended December 31, 2021, an increase of 249% from the $21.7 million in transaction-based revenue for the three months ended December 31, 2020. This was primarily driven by increased customer adoption of our payments solutions (with the number of Customer Locations1 using our payments solutions in respect of which we act as principal increasing by 195% compared to the three months ended December 31, 2020) and an increase of 304% in the total dollar value of transactions processed through our payments solutions in respect of which we act as the principal in the arrangement compared to the three months ended December 31, 2020.
Our overall GTV1 processed through our merchant platforms has grown to $20.4 billion in the three months ended December 31, 2021, up from $9.1 billion in the three months ended December 31, 2020, representing growth of 124%. Our Payments Penetration Rate1 was approximately 12% in December 2021 demonstrating the extent of the opportunity before us (compared to approximately 6% in December 2020). As our customer GTV grows, so does our payments opportunity, which opportunity is also bolstered by our continued expansion of our payments solutions to several more of our core markets during the fiscal year.
Our platform is built to scale-out with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
During the fiscal year ended March 31, 2021, we completed the acquisitions of ShopKeep, a leading cloud commerce platform provider for both retail and hospitality, and Upserve, a leading restaurant management cloud software company, both based in the United States. These acquisitions expanded our U.S. market presence, allowing for increased investment in sales, marketing, and research and development to capitalize on the increasing demand for modern, cloud-based, omni-channel commerce solutions. On April 16, 2021, we completed the acquisition of Vend, a cloud-based retail management software company, based in New Zealand, thereby expanding our international presence. On July 1, 2021, we completed the acquisition of Los Angeles-based NuORDER, Inc. (“NuORDER”), a transformative digital platform connecting businesses and suppliers in numerous countries. In addition to accelerating our own ambitions to engage suppliers, the acquisition of NuORDER provides us with a business-to-business financial services opportunity. On October 1, 2021, we completed the acquisition of the Ecwid corporate group ("Ecwid"), a California-based global eCommerce platform provider. The acquisition of Ecwid has enhanced our omni-channel offering with easy-to-use tools to quickly sell online allowing merchants to better combine digital and physical operations. These acquisitions coupled with our organic growth have also created opportunities for us to leverage our increased scale to derive better economics from our payment partners and other vendors that we utilize to deliver our solutions, as well as broaden our brand awareness.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program is designed to help eligible merchants with overall business growth, buy inventory, invest in marketing, or manage cash flows by providing financing up to $200,000. As at December 31, 2021, $5.3 million of merchant cash advances were outstanding as included in our unaudited condensed interim consolidated balance sheet.
We sell our solutions primarily through our direct sales force in North America, Europe, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments.
1 Refer to the section entitled "Key Performance Indicators"
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Excluding the impact of Ecwid whose Customer Locations carry a lower ARPU2, the monthly ARPU of our Customer Locations was approximately $290 per Customer Location as at December 31, 2021 as compared to approximately $180 per Customer Location as at December 31, 2020. Including the Customer Locations brought on from our recent acquisition of Ecwid, our customers generated monthly ARPU of approximately $155 per Customer Location as at December 31, 2021.
As of December 31, 2021, we had approximately 315,000 Customer Locations in over 100 countries, which includes approximately 156,000 Customer Locations from the acquisition of Ecwid. For the nine months ended December 31, 2021, our cloud-based software-as-a-service platform processed GTV of $55.6 billion, which represents growth of 142% relative to GTV of $23.0 billion processed during the nine months ended December 31, 2020. For the three months ended December 31, 2021, the GTV processed was $20.4 billion compared to $9.1 billion for the same period in the prior year, which represents growth of 124%. Our GTV processed during the three and nine months ended December 31, 2021 includes a $0.6 billion GTV contribution from Ecwid, which we acquired on October 1, 2021.
After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic GTV growth for the three months ended December 31, 2021 was 53% which growth was driven by a 36% increase in GTV from omni-channel retail customers, and an increase in hospitality GTV of 79% despite renewed lockdowns in certain geographies. For greater clarity, where an acquisition occurred part way through the prior comparable quarter, such acquisition's contributions in the current quarter are included for purposes of calculating organic GTV only to the extent of the same months they were included in the prior comparable quarter.
Our approximately 315,000 Customer Locations as at December 31, 2021 are located 51% in North America and 49% across the rest of the world. Excluding the approximately 156,000 Customer Locations from our recent acquisition of Ecwid, the split of the Customer Locations between retail and hospitality represents approximately 61% and 39% of our total Customer Locations, respectively. When including the Customer Locations of Ecwid, the split between retail and hospitality represents approximately 81% and 19% of our total Customer Locations, respectively. Despite the Ecwid acquisition adding a significant number of lower APRU Customer Locations to our overall tally, our attention continues to be focused on serving the complex small and medium-sized businesses to which our solutions are particularly well-suited and we believe that leveraging Ecwid's platform as our flagship omni-channel offering will enable these businesses to enhance their omnichannel reach and increase their selling flexibility.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. We generate revenue primarily from the sale of cloud-based software subscription licenses and our payments solutions to retail, hospitality and golf merchants. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have become more accommodating of monthly payment plans for our customers aimed in part to encourage adoption of our payments solutions. We have also integrated our software with certain third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve. Revenue from these arrangements is included in our transaction-based revenue.
Our total revenue has increased to $152.7 million and $401.8 million for the three and nine months ended December 31, 2021 from $57.6 million and $139.3 million for the three and nine months ended December 31, 2020, representing year-over-year growth of 165% and 188%, respectively, and with Vend, NuORDER and Ecwid representing a combined $25.9 million and $49.8 million, respectively, of the total revenue for the three and nine months ended December 31, 2021. For the three and nine months ended December 31, 2021, subscription revenue accounted for 45% and 44%, respectively, of our total revenues (53% and 57%, respectively, for the three and nine months ended December 31, 2020), and transaction-based revenue accounted for 50% and 49%, respectively, of our total revenues (38% and 34%, respectively, for the three and nine months ended December 31, 2020).
After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic subscription and transaction-based revenue growth for the three and nine months ended December 31, 2021 compared to the three and nine months ended December 31, 2020 was 74% and 70%, respectively. For greater clarity, where an acquisition occurred part way through the prior comparable quarter, such acquisition's contributions in the current quarter are included for purposes of calculating organic subscription and transaction-based revenue growth only to the extent of the same months they were included in the prior comparable quarter.
2 Refer to the section entitled "Key Performance Indicators"
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In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For the three and nine months ended December 31, 2021, this revenue accounted for 5% and 7%, respectively, of our total revenue (9% and 9%, respectively, for the three and nine months ended December 31, 2020).
We plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value-enhancing acquisitions. We are pleased with the performance of our acquired businesses and the progress made on their integration.
Our introduction of the Lightspeed Supplier Network, and the acquisition of NuORDER, once fully integrated, will provide customers with greater supplier access and inventory visibility, automate manual ordering, consolidate supplier portals into the POS, streamline omni-channel operations by making it easy to import product details and photos into the POS, and ensure use of supplier-approved brand names and images. Meanwhile, suppliers will benefit from greater access to real time data on goods sold by customers and enhanced brand presence with customers. Going deep into verticals also creates opportunities for us to monetize our data up and down the supply chain.
The acquisition of Ecwid allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital market places.
We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not been profitable to date and the acquisition strategy that we have executed to date has increased our cost structure significantly. If we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. For the three and nine months ended December 31, 2021, we incurred an operating loss of $78.6 million and $204.5 million, respectively, compared to an operating loss of $44.6 million and $86.6 million, respectively, for the three and nine months ended December 31, 2020. Our operating cash outflow for the nine months ended December 31, 2021 was $75.9 million, and our Adjusted Cash Flows Used in Operating Activities3 were $51.4 million compared to $68.9 million and $26.7 million, respectively, for the nine months ended December 31, 2020.
COVID-19
There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences and new variants worldwide, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite the ongoing risks and uncertainties, however, we continue to believe the impact of the COVID-19 Pandemic on the retail and hospitality industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models with online and digital strategies. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. We believe our growth, despite a challenging macro-economic environment is an ongoing indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize the Lightspeed Payments opportunity.

Seizing the payments opportunity means monetizing a larger portion of our customers’ GTV, which for the nine months ended December 31, 2021 was $55.6 billion up 142% from the $23.0 billion we processed in the nine months ended December 31, 2020. At the onset of the COVID-19 Pandemic, many verticals in our customer base such as golf, bike, sporting goods, and home and garden saw increased demand and found success using our omni-channel platform to grow their GTV. More recently, we have seen the GTV in these verticals come down to more historical levels. Hospitality saw growth despite renewed lockdowns in certain geographies in the nine months ended December 31, 2021 with hospitality GTV increasing 76% when compared to the nine months ended December 31, 2020, after excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. We expect GTV variability to continue as measures around the world to manage the impact of the COVID-19 Pandemic are eased or intensified; however, we believe our diversity in customer verticals and geographies we serve will continue to be strong assets of the business.
3 Refer to the section entitled "Non-IFRS Measures and Reconciliation of Non-IFRS Measures".
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The health and safety of our employees continues to be paramount during this time. We were quick to enforce a work from home policy for our employees around the globe at the onset of the COVID-19 Pandemic, having been well-suited to do so given the modern tools we use to run our business and the virtual customer engagement model we already had in place. Although we have re-opened offices in some geographies, with the unpredictability of lockdowns and measures reinstated in many countries on account of the spread of the Omicron variant, many of our employees continue to work from home or in a hybrid model, and have adapted to doing so with the systems we have in place to allow them to continue to contribute in a safe and physically distant environment.
We are continuing to monitor the impact of the COVID-19 Pandemic on our business, financial condition and operations, as further discussed below. Refer to the sections of this MD&A entitled "Summary of Factors Affecting Our Performance", to the “Risk Factors” section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. When excluding Customer Locations from our recent acquisition of Ecwid, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations grew to approximately $290 per Customer Location as at December 31, 2021 compared to approximately $180 per Customer Location as at December 31, 2020. When including Customer Locations from Ecwid, our customers generated monthly ARPU of approximately $155 per Customer Location as at December 31, 2021. For greater clarity and consistent with how we have historically calculated ARPU, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We believe that our ability to increase the number of Customer Locations served by our platform is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing the number of our Customer Locations. As of December 31, 2021 and December 31, 2020, approximately 315,000 and almost 115,000 Customer Locations, respectively, were utilizing our platform. Our Customer Locations as of December 31, 2021 include approximately 156,000 Customer Locations of Ecwid. In light of the acquisition of NuORDER, the definition of Customer Locations was adjusted during the three months ended September 30, 2021 to include brands with direct or indirect paid subscriptions.

Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three and nine months ended December 31, 2021, GTV was $20.4 and $55.6 billion, respectively, compared to $9.1 and $23.0 billion, respectively, for the three and nine months ended December 31, 2020, representing growth of 124% and 142%, respectively. Our GTV processed during the three and nine months ended December 31, 2021 includes a $0.6 billion GTV contribution from Ecwid, which we acquired on October 1, 2021. Overall GTV growth was driven by strong omni-channel retail performance and an increased hospitality GTV, and the addition of our acquisitions of ShopKeep, Upserve and Vend. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
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Payments Penetration Rate. “Payments Penetration Rate” means (i) the total dollar value of transactions processed in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes, divided by (ii) GTV. We believe that our Payments Penetration Rate demonstrates the extent to which we have capitalized on the payments opportunity within our customer base. The Payments Penetration Rate grew to approximately 12% in December 2021 compared to approximately 6% in December 2020.
Non-IFRS Measures and Reconciliation of Non-IFRS Measures
The information presented within this MD&A includes certain financial measures such as “Adjusted EBITDA”, "Adjusted Loss", "Adjusted Loss per Share", and "Adjusted Cash Flows Used in Operating Activities." These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Net loss	(65,492)	(42,651)	(173,916)	(82,233)
Share-based compensation and related payroll taxes(1)	21,968	18,370	67,441	33,611
Depreciation and amortization(2)	29,244	9,674	74,576	21,033
Foreign exchange loss(3)	327	778	582	1,548
Net interest (income) expense(2)	(1,029)	67	(1,974)	500
Acquisition-related compensation(4)	19,012	2,258	30,058	9,663
Transaction-related costs(5)	1,017	6,970	8,781	9,156
Restructuring(6)	—	—	197	—
Litigation provisions(7)	(126)	—	1,079	—
Income tax recovery	(12,029)	(2,025)	(28,600)	(4,856)

Adjusted EBITDA	(7,108)	(6,559)	(21,776)	(11,578)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change. For the three and nine months ended December 31, 2021, the share-based compensation expense was $29,939 and $66,982, respectively (December 2020 - $9,954 and $22,077), and the related payroll taxes were a recovery of $7,971 and an expense of $459, respectively (December 2020 - expenses of $8,416 and $11,534).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2021, net loss includes depreciation of $2,078 related to right-of-use assets, interest expense of $305 on lease liabilities, and excludes an amount of $2,039 relating to rent expense ($956, $253, and $1,022, respectively, for the three months ended December 31, 2020). For the nine months ended December 31, 2021, net loss includes depreciation of $5,711 related to right-of-use assets, interest expense of $916 on lease liabilities, and excludes an amount of $6,022 relating to rent expense ($2,655, $745, and $2,848, respectively, for the nine months ended December 31, 2020).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
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(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(6)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of non-ordinary course litigation matters, net of amounts covered by insurance and indemnifications.
Adjusted Loss
Adjusted Loss is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery). The following table reconciles net loss to Adjusted Loss for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Net loss	(65,492)	(42,651)	(173,916)	(82,233)
Share-based compensation and related payroll taxes(1)	21,968	18,370	67,441	33,611
Amortization of intangible assets	25,851	7,960	65,661	16,769
Acquisition-related compensation(2)	19,012	2,258	30,058	9,663
Transaction-related costs(3)	1,017	6,970	8,781	9,156
Restructuring(4)	—	—	197	—
Litigation provisions(5)	(126)	—	1,079	—
Deferred income tax recovery(6)	(12,125)	(2,045)	(29,421)	(4,974)

Adjusted Loss	(9,895)	(9,138)	(30,120)	(18,008)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change. For the three and nine months ended December 31, 2021, the share-based compensation expense was $29,939 and $66,982, respectively (December 2020 - $9,954 and $22,077), and the related payroll taxes were a recovery of $7,971 and an expense of $459, respectively (December 2020 - expenses of $8,416 and $11,534).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of non-ordinary course litigation matters, net of amounts covered by insurance and indemnifications.
(6)Unlike Adjusted Net Loss which we presented in previous quarters, Adjusted Loss adjusts Net Loss for deferred income tax recovery. We believe this adjustment provides a more useful metric to our stakeholders than Adjusted Net Loss given that the majority of our deferred income tax recovery arises due to our acquisitions and not ordinary course operations.

Adjusted Loss per Share - Basic and Diluted
Adjusted Loss per Share - Based and Diluted is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax expense (recovery) divided by the weighted average number of common shares (basic and diluted). The following table reconciles net loss per share - basic and diluted to Adjusted Loss per Share - Basic and Diluted for the periods indicated:
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	Three months ended December 31,		Nine months ended December 31,

	2021	2020	2021	2020
	$	$	$	$

Net loss per share - basic and diluted	(0.44)	(0.39)	(1.25)	(0.83)
Share-based compensation and related payroll taxes(1)	0.15	0.17	0.48	0.34
Amortization of intangible assets	0.17	0.07	0.47	0.17
Acquisition-related compensation(2)	0.13	0.02	0.22	0.10
Transaction-related costs(3)	0.01	0.06	0.06	0.09
Restructuring(4)	0.00	0.00	0.00	0.00
Litigation provisions(5)	0.00	0.00	0.01	0.00
Deferred income tax recovery(6)	(0.08)	(0.02)	(0.21)	(0.05)

Adjusted Loss per Share - Basic and Diluted	(0.07)	(0.08)	(0.22)	(0.18)

Weighted average number of Common Shares (basic and diluted)	148,171,635	109,563,572	139,283,453	99,007,423
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation, they can include estimates and therefore subject to change. For the three and nine months ended December 31, 2021, the share-based compensation expense was $29,939 and $66,982, respectively (December 2020 - $9,954 and $22,077), and the related payroll taxes were a recovery of $7,971 and an expense of $459, respectively (December 2020 - expenses of $8,416 and $11,534).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of non-ordinary course litigation matters, net of amounts covered by insurance and indemnifications.
(6)Unlike Adjusted Net Loss per Share which we have presented in previous quarters, Adjusted Loss per Share adjusts Net Loss per Share for deferred income tax recovery. We believe this adjustment provides a more useful metric to our stakeholders than Adjusted Net Loss per Share given that the majority of our deferred income tax recovery arises due to our acquisitions and not ordinary course operations.

Adjusted Cash Flows Used in Operating Activities
Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction costs assumed through recent acquisitions, the payment of transaction-related costs, the payment of restructuring costs and payments related to litigation provisions net of amounts received as insurance and indemnification proceeds. An explanation of the Adjusted Cash Flows Used in Operating Activities can be found in the Liquidity and Capital Resources section of this MD&A. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:
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	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Cash flows used in operating activities	(48,236)	(54,143)	(75,876)	(68,933)
Payroll taxes related to share-based compensation(1)	1,751	1,033	4,797	735
Acquisition-related compensation(2)	3,673	—	7,093	7,263
Payment of assumed transaction costs from recent acquisitions(3)	112	31,366	540	31,366
Transaction-related costs(4)	3,798	2,001	11,237	2,916
Restructuring(5)	—	—	1,089	—
Litigation provisions(6)	1,487	—	(288)	—

Adjusted Cash Flows Used in Operating Activities	(37,415)	(19,743)	(51,408)	(26,653)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved.
(3)These adjustments relate to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates. Lightspeed retained amounts in respect of these liabilities on the closing of each transaction that would otherwise have been paid to the sellers in the transactions. These amounts were not reflected in the net loss of Lightspeed given that they were already taken as expenses by the acquired companies prior to the closing of each transaction.
(4)These amounts represent the cash outflows related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(5)In connection with the Company's acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge
(6)These amounts represent the cash inflow and outflow of provisions taken, and other costs such as legal fees incurred, in respect of non-ordinary course litigation matters, net of amounts received as insurance and indemnification proceeds.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the “Risk Factors” section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to expand our Customer Location footprint and drive market adoption and our operating cash flows may fluctuate as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry. Our competitors range from large, well established vendors to smaller, earlier-stage ones. We expect competition to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers.
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Customer Adoption of Lightspeed Payments
Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during the nine months ended December 31, 2021 in addition to our core base of retail and hospitality customers in the United States and Canada. We believe that our payments solutions will continue to be an increasingly important part of our business as we make it available to our broader customer base and across multiple geographies. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates based on a percentage of GTV electronically processed through our platform. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream.
Cross-selling and Up-selling with Existing Customers

Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Loyalty, Lightspeed Analytics, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating the NuORDER platform to enable supply chain ordering and payment capabilities straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and distribution. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments.
International Sales

We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions outside of North America to support our international growth. We completed the acquisition of Vend in April 2021 and the acquisition of Ecwid in October 2021, further expanding our presence internationally.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued global rollout of our payments solutions, and we expect seasonality of our quarterly results to continue to increase. While our subscription revenues and upsells to existing customers and rapid growth have largely mitigated seasonal trends in our revenues to date, we expect our transaction-based revenues will become increasingly correlated with respect to the GTV processed by our customers through our platform. Furthermore, uncertainty concerning supply chain delays or shutdowns could affect merchant supply chains and/or consumer spending, which could adversely affect our transaction-based revenues.

Foreign Currency
Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a large proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in Europe, Australia and New Zealand, and as such, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our results of
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operations may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. During the nine months ended December 31, 2021, we adopted a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings by entering into foreign exchange forward contracts which we have designated as cash flow hedges. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
Selective Pursuit of Acquisitions
We complement our organic growth strategies by taking a targeted and opportunistic approach to acquisitions. We identify possible acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.
We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
COVID-19 Pandemic
Although the Company has sustained strong growth in spite of challenging macro-economic conditions, partially aided by our recent acquisitions, the future impact of the COVID-19 Pandemic on our business, financial condition and results of operations remains uncertain. The measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by merchants, brands and consumers including supply chain issues have disrupted and may continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers.
We have had to change some of our business practices in response to the pandemic and we may be required by government authorities to, or determine it appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and their impact on our business, financial condition and results of operations going forward. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives.
Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were initially implemented in March 2020, and in many of the geographies we serve have remained or been reinstated from time to time as a result of resurgences of the virus, and thus have impacted our results for the three and nine months ended December 31, 2021. We are uncertain of the impact of these measures in subsequent periods as many jurisdictions have had to adjust measures, including mandatory reductions in capacity for certain businesses or forced temporary business shutdowns, in reaction to surges and declines of the virus over time. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, the availability, distribution and efficacy of vaccines, the impact of the COVID-19 Pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners, vendors, customers and their consumers.
The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It has also limited, and may continue to limit, their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. Since the beginning of the COVID-19 Pandemic, we engaged in several customer-focused initiatives, such as subscription discounts, delayed start dates and deferred payment arrangements, aimed at supporting
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our customers during the COVID-19 Pandemic. These initiatives had a negative impact on revenue and cash flows. We may continue such customer-focused initiatives or implement new ones in the verticals and jurisdictions that continue to be significantly impacted by the COVID-19 Pandemic and we expect this to continue to have a negative impact on our business, financial condition and results of operations as long as measures taken to limit the spread of COVID-19 persist.
COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth may result in consumers not having the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which include SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or potential losses for the Company’s merchant cash advance program. The impact of COVID-19 on our business, financial condition and results of operations could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements. No such impairment has been recognized as at December 31, 2021. Since the impact of the COVID-19 Pandemic is ongoing, the effect of the COVID-19 Pandemic and the related impact on the global economy may not be fully reflected in our results of operations until future periods. Further, the capital markets have been volatile and such volatility may continue, which may cause further declines in the price of our Subordinate Voting Shares, increasing the risk that further securities class action litigation could be instituted against us. Uncertainty in the global economy and market volatility has been and may continue to be further exacerbated by new variants or mutations of COVID-19.
The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration and severity of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form and in our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.
We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.
Our Ability to Effectively Develop and Expand our Labour Force
Our ability to increase our customer base and achieve broader market acceptance of our platform will depend to a significant extent on our ability to expand our sales, marketing and support operations, as well as our product and technology organization, in each case both domestically and internationally. We plan to continue expanding our labour force in these areas of the business and engaging additional partners. This expansion will require us to invest significant financial and other resources to attract and retain top talent. Our business will be harmed if we are unable to hire, develop and retain talented personnel, if our new personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing personnel, in each case with a view to staffing our organization appropriately to achieve our ambitious objectives. We also may not achieve anticipated growth in revenues from our partners if we are unable to attract and retain additional motivated partners, if any existing or future channel partners fail to successfully market, resell, implement or support our platform for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support the products and solutions of these other providers.
Supply Chain Risk and Hardware Shortages
Many of our solutions require or benefit from the use of third-party hardware products that we sell to our retail and hospitality customers, such as our tablets, customer-facing display, receipt printers, networking hardware, cash drawers, servers, stands, barcode scanners, payment terminals and an assortment of accessories. A number of such products – including, for example, Lite Servers, which are offered as part of our restaurant hardware kits, sales recording modules (also known as MEVs), or payment terminals used in connection with Lightspeed Payments – come from limited or single sources of supply. To date, we have not identified alternative suppliers for many of the single-sourced hardware products sold to our customers. Due to our reliance on the products produced by such single-source suppliers, we are subject to the risk of shortages and long lead times in the supply of certain products. For instance, hardware used as part of Lightspeed Payments must meet stringent certification requirements in addition to being compatible with the technical specifications of the payment system with which it must interface, thus rendering sourcing of such hardware difficult and potentially time-consuming. In the case of off-the-shelf hardware components, we are
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subject to the risk that our suppliers may discontinue or modify them, or that the hardware components may cease to be available on commercially reasonable terms, or at all.
We have in the past experienced, and may in the future experience, product shortages or delays or other hardware problems, and the availability of such products may be difficult to predict. In particular, increased demand for semiconductor chips has resulted in a severe global shortage of chips. As a result, the availability of semiconductor chips used in our hardware products has been adversely affected. This shortage has and may continue to result in increased component delivery lead times, delays in the production of our hardware products by our suppliers, and increased costs for available semiconductor chips and the hardware in which they are integrated. To the extent this semiconductor chip shortage continues, and we are unable to mitigate the effects of this shortage, our ability to deliver sufficient quantities of our hardware products to support our existing customers and to support our growth through sales to new customers may be adversely affected. Additionally, various sources of supply-chain risk, including strikes, delays or shutdowns at delivery ports, disruptions or shutdowns caused by health crises such as the COVID-19 Pandemic, or loss of or damage to hardware products while they are in transit or storage, could limit the supply of such products. In the event of a shortage or supply interruption from our hardware suppliers, we may not be able to develop alternate sources quickly, cost-effectively, or at all.

As the scale of the hardware solutions we provide increases, we will also need to accurately forecast, purchase, store and transport components at higher volumes. If we are unable to accurately match the timing and quantities of hardware component purchases to our actual needs or successfully implement automation, inventory management, and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation, and write-off costs, which may harm our business and operating results.

Any interruption or delay in product supply, any increases in product costs, or the inability to obtain these products from alternate sources at acceptable prices and within a reasonable amount of time, would harm our ability to provide such products to our customers on a timely basis. This could harm our relationships with our customers, prevent us from acquiring new customers, and materially and adversely affect our business.

International Operations

We currently have customers in more than 100 countries and we expect to continue to expand our international operations and penetration in international markets in the future and to continue to expand our workforce globally, including in emerging markets. However, our international operations, sales and the use of our platform in various countries subject us to risks that we do not generally face with respect to domestic operations or sales within North America. These risks include, but are not limited to:

•greater difficulty in enforcing contracts, including our universal terms of service and other agreements;
•lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;
•difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws, including with respect to our Russian offices and the increasing threat of sanctions in response to Russia's actions with respect to Ukraine;
•compliance with U.S., Canadian and foreign anti-corruption, anti-bribery, and anti-money laundering laws;
•bureaucratic obstacles, selective or arbitrary government actions, and corruption;
•data privacy laws which may require that customer and consumer data be stored and processed in a designated territory;
•restricted access to and/or lower levels of use of the internet;
•difficulties in managing systems integrators and technology partners;
•different technology standards;
•restrictions and prohibitions related to communications and advertising by or through online service providers;
•limitations on technology infrastructure, which could limit our ability to migrate international operations to our existing systems, which could result in increased costs;
•potentially adverse tax consequences, including the complexities of foreign value-added tax (or other tax) systems and restrictions on the repatriation of earnings;
•uncertain political and economic climates and increased exposure to global political, economic, social and environmental risks that may impact our operations or our customers’ operations and/or decrease consumer spending, including pandemics such as the COVID-19 Pandemic (which is adversely affecting and is expected to continue to adversely affect our business, operating results and financial condition) and other global health emergencies, natural disasters, acts or threats of war or terrorism and other general security concerns, such as the increasing tensions surrounding Russia's actions with respect to Ukraine;
•difficulties in ensuring compliance with government regulations of eCommerce and other services, which could lead to lower adoption rates;
•restrictive governmental actions, including restrictions on foreign ownership;
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•expropriation or nationalization of property;
•greater liability under the laws of foreign countries for actions taken by our subsidiaries;
•fiscal recording requirements on retailers, restaurants and other businesses;
•lower levels of credit card usage and increased payment risks;
•currency exchange rates;
•reduced or uncertain protection for intellectual property rights in some countries;
•new and different sources of competition;
•difficulties in dealing with underdeveloped banking systems;
•being impacted by any “trade war” between governments or related retaliatory actions;
•reduced demand for our platform at historical price points; and
•lower levels of consumer spending.

These factors may cause our international costs of doing business to exceed our comparable domestic costs and may also require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition. Some of our partners also have international operations and are also subject to these risks and if such partners are unable to appropriately manage these risks, our business, results of operations and financial condition may be adversely affected.
Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscription licenses to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions and licenses outlined above, customers can purchase add-on services such as loyalty, delivery, order anywhere, advanced reporting, accounting and analytics.
In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business or who sell their applications through our apps and themes marketplace.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of payment processing fees and transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our recent acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from this stream on a net basis in accordance with IFRS. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal. During the three months ended December 31, 2021, we began to offer merchants acquired through the acquisition of ShopKeep our payments solutions whereby we act as the principal in the customer relationship. This provides us more control over the customer relationship, and increases transaction volumes with our payment processing partners, which in turn provides us better payment economics overall. As a consequence of acting as the principal in the relationship, we will also recognize the payment processing fees on a gross revenue basis, instead of on a net basis. The incremental revenue of this activity was approximately $1.5 million in the three months ended December 31, 2021.
Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. Our payments solutions are becoming increasingly available to a larger portion of our customer base as we added availability in several new countries during the nine months ended December 31, 2021 in addition to our core base of retail and hospitality customers in the United States and Canada. Offering a fully integrated payment functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $66.3 billion in GTV processed over the 12 months preceding December 31, 2021.
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Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing display, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes employee expenses for a subset of the support team, costs associated with hosting infrastructure for our services and other corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs and other third-party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers.
Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions and employee expenses, including share-based compensation and related payroll taxes, for a subset of the support team. The direct costs include interchange and assessment fees, as well as third-party processing fees.
Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers and other corporate overhead allocations.
Operating Expenses
General and Administrative
General and administrative expenses consist of employee expenses, including share-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, as well as payment operations. These expenses also consist of expenses related to information technology, information systems, security, and corporate data employees and operations which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. These costs include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. As a public company in the United States, it is more expensive for us to obtain director and officer liability insurance with the current cost being approximately $9 million annually, and we will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. In the longer term, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
Research and Development
Research and development expenses consist primarily of employee expenses, including share-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits respectively. The company's e-business tax credits
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are refundable, while the SR&ED tax credits are non-refundable and are carried forward to reduce future income taxes payable. Given the Company’s recent losses in Canada, these SR&ED credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion.
Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and employee expenses, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is payable contingent on the ongoing employment obligations for certain key employees of such acquired businesses, or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key employees.
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Results of Operations
The following table outlines our consolidated statements of loss for the three and nine months ended December 31, 2021 and 2020:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars, except per share amounts)	2021	2020	2021	2020
	$	$	$	$
Revenues
Subscription	68,589	30,797	177,888	79,576
Transaction-based	75,839	21,732	197,315	47,430
Hardware and other	8,248	5,082	26,611	12,327

	152,676	57,611	401,814	139,333

Direct cost of revenues
Subscription	19,164	9,304	51,535	20,518
Transaction-based	43,949	10,146	115,610	23,850
Hardware and other	10,562	4,857	33,149	11,361

	73,675	24,307	200,294	55,729

Gross profit	79,001	33,304	201,520	83,604

Operating expenses
General and administrative	21,655	20,765	67,013	35,794
Research and development	32,005	16,382	84,313	38,262
Sales and marketing	55,308	28,056	149,271	63,893
Depreciation of property and equipment	1,315	758	3,204	1,609
Depreciation of right-of-use assets	2,078	956	5,711	2,655
Foreign exchange loss	327	778	582	1,548
Acquisition-related compensation	19,012	2,258	30,058	9,663
Amortization of intangible assets	25,851	7,960	65,661	16,769
Restructuring	—	—	197	—

Total operating expenses	157,551	77,913	406,010	170,193

Operating loss	(78,550)	(44,609)	(204,490)	(86,589)

Net interest income (expense)	1,029	(67)	1,974	(500)

Loss before income taxes	(77,521)	(44,676)	(202,516)	(87,089)

Income tax expense (recovery)
Current	96	20	821	118
Deferred	(12,125)	(2,045)	(29,421)	(4,974)

Total income tax recovery	(12,029)	(2,025)	(28,600)	(4,856)

Net loss	(65,492)	(42,651)	(173,916)	(82,233)

Net loss per share – basic and diluted	(0.44)	(0.39)	(1.25)	(0.83)
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The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three and nine months ended December 31, 2021 and 2020:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Direct cost of revenues	1,202	1,329	4,196	2,367
General and administrative	5,467	4,485	15,641	8,051
Research and development	7,226	4,873	19,386	9,898
Sales and marketing	8,073	7,683	28,218	13,295

Total share-based compensation and related costs	21,968	18,370	67,441	33,611

For the three and nine months ended December 31, 2021, the share-based compensation expense was $29,939 and $66,982, respectively (December 2020 - $9,954 and $22,077), and the related payroll taxes were a recovery of $7,971 and an expense of $459, respectively (December 2020 - expenses of $8,416 and $11,534).

The increase in share-based compensation and related payroll taxes in three and nine months ended December 31, 2021 was primarily driven by the prior assumption of the equity plan from our acquisition of ShopKeep and the issuance of stock options and awards to new and existing employees, including those from our recent acquisitions, to retain key employees in a competitive job market. During the three months ended December 31, 2021, the share-based compensation was offset by a recovery in our estimated related payroll taxes due to a decline in the price of our Subordinate Voting Shares.
Results of Operations for the Three and Nine Months Ended December 31, 2021 and 2020
Revenues

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription	68,589	30,797	37,792	122.7	177,888	79,576	98,312	123.5
Transaction-based	75,839	21,732	54,107	249.0	197,315	47,430	149,885	316.0
Hardware and other	8,248	5,082	3,166	62.3	26,611	12,327	14,284	115.9

Total revenues	152,676	57,611	95,065	165.0	401,814	139,333	262,481	188.4

Percentage of total revenues
Subscription	44.9%	53.5%			44.3%	57.1%
Transaction-based	49.7%	37.7%			49.1%	34.0%
Hardware and other	5.4%	8.8%			6.6%	8.9%

Total	100%	100%			100%	100%
Subscription Revenue
Subscription revenue for the three months ended December 31, 2021 increased by $37.8 million or 123% as compared to the three months ended December 31, 2020. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. Customers adopting additional modules of our platforms also contributed to the increase in subscription revenue in the period.
Subscription revenue for the nine months ended December 31, 2021 increased by $98.3 million or 124% as compared to the nine months ended December 31, 2020. The increase was primarily due to growth in our subscription customer base including
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customers from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. Customers adopting additional modules of our platform also contributed to the increase in subscription revenue.
Transaction-based Revenue
Transaction-based revenue for the three months ended December 31, 2021 increased by $54.1 million or 249% as compared to the three months ended December 31, 2020. The increase was primarily due to continued adoption of our payments solutions, an increase from $0.6 billion for the three months ended December 31, 2020 to $2.2 billion for the three months ended December 31, 2021 in the volume processed through our payments solutions in respect of which we act as the principal in the arrangement, as well as additional revenue from the acquisitions of ShopKeep, Upserve and Vend. Our transaction-based revenue also benefited from an amendment to a revenue-sharing contract with one of our payment processing partners during the three months ended December 31, 2021 whereby improved rates were negotiated for future processing volumes. In addition, the new rates were negotiated to be applicable retroactively to a portion of past volumes as well, leading to approximately $5.5 million of transaction-based revenue being recognized in the three months ended December 31, 2021.
Transaction-based revenue for the nine months ended December 31, 2021 increased by $149.9 million or 316% as compared to the nine months ended December 31, 2020. The increase was primarily due to continued adoption of our payments solutions, an increase in the volume processed through our payments solutions in respect of which we act as the principal in the arrangement, as well as additional revenue from the acquisitions of ShopKeep, Upserve, and Vend. Our transaction-based revenue also benefited from an amendment to a revenue-sharing contract with one of payment processing partners during the three months ended December 31, 2021 whereby improved rates were negotiated for future processing volumes. In addition, the new rates were negotiated to be applicable retroactively to a portion of past volumes as well, leading to approximately $5.5 million of transaction-based revenue being recognized in the nine months ended December 31, 2021.
Hardware & Other Revenue
Hardware and other revenue for the three months ended December 31, 2021 increased by $3.2 million or 62% as compared to the three months ended December 31, 2020 due primarily to the revenue contributions of Upserve, NuORDER and Ecwid.
Hardware and other revenue for the nine months ended December 31, 2021 increased by $14.3 million or 116% as compared to the nine months ended December 31, 2020 due primarily to the revenue contributions of ShopKeep, Upserve, NuORDER and Ecwid.
Direct Cost of Revenues

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription	19,164	9,304	9,860	106.0	51,535	20,518	31,017	151.2
Transaction-based	43,949	10,146	33,803	333.2	115,610	23,850	91,760	384.7
Hardware and other	10,562	4,857	5,705	117.5	33,149	11,361	21,788	191.8

Total costs of revenues	73,675	24,307	49,368	203.1	200,294	55,729	144,565	259.4

Percentage of revenue
Subscription	27.9%	30.2%			29.0%	25.8%
Transaction-based	58.0%	46.7%			58.6%	50.3%
Hardware and other	128.1%	95.6%			124.6%	92.2%

Total	48.3%	42.2%			49.8%	40.0%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended December 31, 2021 increased by $9.9 million or 106% as compared to the three months ended December 31, 2020. Included in subscription cost of revenue for the three months ended December 31,
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2021 was $0.8 million in share-based compensation expense and related payroll taxes, compared to $1.3 million in the three months ended December 31, 2020. Excluding share-based compensation expense and related payroll taxes, the increase of $10.4 million was primarily due to higher employee-related costs of $6.9 million, higher hosting costs of $2.6 million associated with supporting a greater number of Customer Locations utilizing our platform, including from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, a $0.8 million increase in royalties, and a $0.1 million increase in professional fees and other costs.
Subscription cost of revenue for the nine months ended December 31, 2021 increased by $31.0 million or 151% as compared to the nine months ended December 31, 2020. Included in subscription cost of revenue for the nine months ended December 31, 2021 was $3.3 million in share-based compensation, compared to $2.4 million in the nine months ended December 31, 2020. The remainder of the increase of $30.1 million was primarily due to higher employee-related costs of $18.8 million, higher hosting costs of $6.9 million associated with supporting a greater number of Customer Locations utilizing our platform, including from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, higher royalties of $2.8 million, higher professional fees and other costs of $0.6 million, and $1.0 million received in respect of government-sponsored COVID-19 wage subsidy programs in the nine months ended December 31, 2020.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended December 31, 2021 increased by $33.8 million or 333% as compared to the three months ended December 31, 2020. The increase was due to direct costs related to higher revenue from our payments solutions as well as higher transaction-based revenue from our acquisitions of ShopKeep, Upserve and Vend compared to the three months ended December 31, 2020.
Transaction-based cost of revenue for the nine months ended December 31, 2021 increased by $91.8 million or 385% as compared to the nine months ended December 31, 2020. The increase was due to direct costs related to higher revenue from our payments solutions as well as higher transaction-based revenue from the acquisitions of ShopKeep, Upserve, and Vend compared to the nine months ended December 31, 2020.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended December 31, 2021 increased by $5.7 million or 117% as compared to the three months ended December 31, 2020 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided during the three months ended December 31, 2021 in order to encourage new business given the competitive nature of our industry.
Direct cost of hardware and other revenue for the nine months ended December 31, 2021 increased by $21.8 million or 192% as compared to the nine months ended December 31, 2020 due to the increase in revenue for the period. The negative margins were due to discounts and incentives provided during the nine months ended December 31, 2021 in order to encourage new business given the competitive nature of our industry.
Gross Profit

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	79,001	33,304	45,697	137.2	201,520	83,604	117,916	141.0

Percentage of total revenues	51.7%	57.8%			50.2%	60.0%
Gross profit for the three months ended December 31, 2021 increased by $45.7 million or 137% compared to the three months ended December 31, 2020. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platforms, increased payments volume processed through our payments solutions and the impact of our acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. A higher proportion of transaction-based revenue in the three months ended December 31, 2021 as compared to the three months ended December 31, 2020 reduced gross profit as a percentage of revenue.
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Gross profit for the nine months ended December 31, 2021 increased by $117.9 million or 141% compared to the nine months ended December 31, 2020. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, increased payments volume processed through our payments solutions and the impact of our acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. A higher proportion of transaction-based revenue in the nine months ended December 31, 2021 as compared to the nine months ended December 31, 2020 reduced gross profit as a percentage of revenue.
Operating Expenses
General and Administrative

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	21,655	20,765	890	4.3	67,013	35,794	31,219	87.2

Percentage of total revenues	14.2%	36.0%			16.7%	25.7%
General and administrative expenses for the three months ended December 31, 2021 increased by $0.9 million compared to the three months ended December 31, 2020. Included in general and administrative expenses for the three months ended December 31, 2021 is $5.5 million of share-based compensation expense and related payroll taxes, $0.7 million in transaction-related costs and a recovery of $0.1 million in insurance and indemnification proceeds in respect of non-ordinary course litigation matters compared to $4.5 million, $6.7 million and nil, respectively, in the three months ended December 31, 2020. When excluding share-based compensation and related payroll taxes, transaction-related costs and insurance and indemnification proceeds in respect of non-ordinary course litigation matters, general and administrative expenses increased by $6.0 million driven by growth in our headcount and higher salary costs of $4.6 million which includes $1.9 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $3.0 million related to an increase in professional fees and other expenses, offset by a $0.8 million decrease in D&O insurance and a $0.8 million decrease in bad debt expense. Our general and administrative expenses as a percentage of revenue decreased from 36% to 14% from the three months ended December 31, 2020 to the three months ended December 31, 2021.
General and administrative expenses for the nine months ended December 31, 2021 increased by $31.2 million compared to the nine months ended December 31, 2020. Included in general and administrative expenses for the nine months ended December 31, 2021 is $15.6 million of share-based compensation expense and related payroll taxes, $7.9 million in transaction-related costs and $1.1 million in respect of non-ordinary course litigation matters, net of insurance and indemnification proceeds compared to $8.1 million, $8.3 million and nil, respectively, in the nine months ended December 31, 2020. When excluding share-based compensation and related payroll taxes, transaction-related costs and litigation matters, net of insurance and indemnification proceeds in respect of non-ordinary course litigation matters, general and administrative expenses increased by $23.0 million driven by growth in our headcount and higher salary costs of $12.7 million which includes $7.0 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER, and Ecwid, $6.1 million related to an increase in professional fees and other expenses, a $3.9 million increase in D&O insurance as a result of going public in the U.S. in September 2020, and $1.4 million received in respect of government-sponsored COVID-19 wage subsidy programs in the nine months ended December 31, 2020, offset by $1.1 million from lower bad debt expense. Our general and administrative expenses as a percentage of revenue decreased from 26% to 17% from the nine months ended December 31, 2020 to the nine months ended December 31, 2021.
Research and Development

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Research and development	32,005	16,382	15,623	95.4	84,313	38,262	46,051	120.4

Percentage of total revenues	21.0%	28.4%			21.0%	27.5%
(22)

Research and development expenses for the three months ended December 31, 2021 increased by $15.6 million or 95% compared to the three months ended December 31, 2020. Included in research and development expenses for the three months ended December 31, 2021 is $7.2 million of share-based compensation expense and related payroll taxes compared to $4.9 million in the three months ended December 31, 2020. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $13.3 million driven by growth in our headcount and higher salary costs of $11.5 million which includes $9.7 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $0.4 million related to an increase in hosting costs associated with supporting a greater number of Customer Locations utilizing our platform, $1.3 million related to an increase in professional fees and other expenses, and $0.1 million received in respect of government-sponsored COVID-19 wage subsidy programs in the three months ended December 31, 2020. Our research and development costs as a percentage of revenue decreased from 28% to 21% from the three months ended December 31, 2020 to the three months ended December 31, 2021.
Research and development expenses for the nine months ended December 31, 2021 increased by $46.1 million or 120% compared to the nine months ended December 31, 2020. Included in research and development expenses for the nine months ended December 31, 2021 is $19.4 million of share-based compensation expense and related payroll taxes compared to $9.9 million in the nine months ended December 31, 2020. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $36.6 million driven by growth in our headcount and higher salary costs of $30.6 million which includes $24.3 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $1.0 million related to an increase in hosting costs associated with supporting a greater number of Customer Locations utilizing our platform, $2.4 million related to an increase in professional fees and other expenses, and $2.6 million received in respect of government-sponsored COVID-19 wage subsidy programs in the nine months ended December 31, 2020. Our research and development costs as a percentage of revenue decreased from 27% to 21% from the nine months ended December 31, 2020 to the nine months ended December 31, 2021.
Sales and Marketing

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	55,308	28,056	27,252	97.1	149,271	63,893	85,378	133.6

Percentage of total revenues	36.2%	48.7%			37.1%	45.9%
Sales and marketing expenses for the three months ended December 31, 2021 increased by $27.3 million or 97% as compared to the three months ended December 31, 2020. Included in sales and marketing expenses for the three months ended December 31, 2021 is $8.1 million of share-based compensation expense and related payroll taxes and $0.3 million in transaction-related costs compared to $7.7 million and $0.3 million, respectively, in the three months ended December 31, 2020. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $26.8 million driven by growth in our headcount and higher salary costs of $15.3 million which includes $6.7 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $11.2 million incurred for other growth focused investments in sales and marketing, $0.2 million related to an increase in professional fees and other expenses, and $0.1 million received in respect of government-sponsored COVID-19 wage subsidy programs in the three months ended December 31, 2020. Our sales and marketing costs as a percentage of revenue decreased from 49% to 36% from the three months ended December 31, 2020 to the three months ended December 31, 2021.
Sales and marketing expenses for the nine months ended December 31, 2021 increased by $85.4 million or 134% as compared to the nine months ended December 31, 2020. Included in sales and marketing expenses for the nine months ended December 31, 2021 is $28.2 million of share-based compensation expense and related payroll taxes and $0.9 million in transaction-related costs compared to $13.3 million and $0.9 million, respectively, in the nine months ended December 31, 2020. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $70.4 million driven by growth in our headcount and higher salary costs of $40.6 million which includes $20.3 million from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid, $26.3 million incurred for other growth focused investments in sales and marketing, $0.5 million related to an increase in professional fees and other expenses, and $3.0 million received in respect of government-sponsored COVID-19 wage subsidy programs in the nine months ended December 31, 2020. Our sales and marketing costs as a percentage of revenue decreased from 46% to 37% from the nine months ended December 31, 2020 to the nine months ended December 31, 2021.
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Depreciation

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	1,315	758	557	73.5	3,204	1,609	1,595	99.1
Depreciation of right-of-use assets	2,078	956	1,122	117.4	5,711	2,655	3,056	115.1

	3,393	1,714	1,679	98.0	8,915	4,264	4,651	109.1

Percentage of total revenues	2.2%	3.0%			2.2%	3.1%
Depreciation of property and equipment expenses for the three months ended December 31, 2021 increased by $0.6 million or 73% as compared to the three months ended December 31, 2020. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months and the property and equipment obtained through our recent acquisitions. The increase in the depreciation of right-of-use assets of $1.1 million or 117% is mainly the result of leases obtained through our acquisitions of ShopKeep, Upserve, Vend and NuORDER.
Depreciation of property and equipment expenses for the nine months ended December 31, 2021 increased by $1.6 million or 99% as compared to the nine months ended December 31, 2020. The increase in the depreciation expense results from additions to property and equipment made throughout the last 12 months and the property and equipment obtained through our recent acquisitions. The increase in the depreciation of right-of-use assets of $3.1 million or 115% is mainly the result of leases obtained through our acquisitions of ShopKeep, Upserve, Vend and NuORDER.
Foreign Exchange Loss (Gain)

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss	327	778	(451)	(58.0)	582	1,548	(966)	(62.4)

Percentage of total revenues	0.2%	1.4%			0.1%	1.1%
Foreign exchange loss for the three and nine months ended December 31, 2021 decreased as compared to the three and nine months ended December 31, 2020. Foreign exchange loss arises as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
Acquisition-related Compensation

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	19,012	2,258	16,754	742.0	30,058	9,663	20,395	211.1

Percentage of total revenues	12.5%	3.9%			7.5%	6.9%
Acquisition-related compensation expense for the three months ended December 31, 2021 increased by $16.8 million or 742% compared to the three months ended December 31, 2020. The increase is due to additional deferred compensation from the acquisitions of NuORDER and Ecwid offset by a decrease in deferred compensation from our acquisitions of Gastrofix in January 2020, which has been partially settled, as well as from the acquisitions of iKentoo in July 2019 and Kounta in November 2019, both of which have been fully settled. The majority of this contingent consideration is tied to ongoing employment obligations in
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connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Acquisition-related compensation expense for the nine months ended December 31, 2021 increased by $20.4 million or 211% compared to the nine months ended December 31, 2020. The increase is due to additional deferred compensation from the acquisitions of NuORDER and Ecwid offset by a decrease in deferred compensation from our acquisitions of Gastrofix in January 2020, which has been partially settled, as well as from the acquisitions of iKentoo in July 2019 and Kounta in November 2019, both of which have been fully settled. The majority of this contingent consideration is tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	25,851	7,960	17,891	224.8	65,661	16,769	48,892	291.6

Percentage of total revenues	16.9%	13.8%			16.3%	12.0%
Amortization of intangible assets for the three months ended December 31, 2021 increased by $17.9 million or 225% as compared to the three months ended December 31, 2020. The increase in amortization relates to intangibles acquired through the ShopKeep, Upserve, Vend, NuORDER and Ecwid acquisitions.
Amortization of intangible assets for the nine months ended December 31, 2021 increased by $48.9 million or 292% as compared to the nine months ended December 31, 2020. The increase in amortization relates to intangibles acquired through the ShopKeep, Upserve, Vend, NuORDER and Ecwid acquisitions.
Restructuring

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	—	—	—	—	197	—	197	100.0

Percentage of total revenues	0.0%	0.0%			0.0%	0.0%
During the fiscal year ended March 31, 2021, in connection with our acquisitions of ShopKeep and Upserve, certain functions and the associated management structure were reorganized to realize certain synergies and ensure organizational agility. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists entirely of severance costs.
Other
Other Income (Expenses)

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Net interest income (expense)	1,029	(67)	1,096	(1,635.8)	1,974	(500)	2,474	(494.8)

Percentage of total revenues	0.7%	(0.1)%			0.5%	(0.4)%
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Net interest income (expense) relates to interest income earned in the period on cash and cash equivalents of $4.2 million during the nine months ended December 31, 2021 offset by the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation which expenses combined totaled $2.2 million of interest expense for the nine months ended December 31, 2021.
Income Taxes

	Three months ended December 31,				Nine months ended December 31,

(In thousands of US dollars, except percentages)	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	96	20	76	380.0	821	118	703	595.8
Deferred	(12,125)	(2,045)	(10,080)	492.9	(29,421)	(4,974)	(24,447)	491.5

Total income tax recovery	(12,029)	(2,025)	(10,004)	494.0	(28,600)	(4,856)	(23,744)	489.0

Percentage of total revenues
Current	0.1%	0.0%			0.2%	0.1%
Deferred	(7.9)%	(3.5)%			(7.3)%	(3.6)%

Total	(7.8)%	(3.5)%			(7.1)%	(3.5)%
Deferred income tax recovery for the three months ended December 31, 2021 increased by $10.1 million as compared to the three months ended December 31, 2020. The increase in the recovery was primarily due to the recognition of a deferred tax asset on loss carry-forwards. The recognition occurred to offset the net deferred tax liability of Ecwid joining the consolidated tax group.
Deferred income tax recovery for the nine months ended December 31, 2021 increased by $24.4 million as compared to the nine months ended December 31, 2020. The increase in the recovery was primarily due to the recognition of a deferred tax asset on loss carry-forwards. The recognition occurred to offset the net deferred tax liability of both NuORDER and Ecwid as they joined the consolidated tax group.
Key Balance Sheet Information

(In thousands of US dollars)	December 31, 2021	March 31, 2021
	$	$

Cash and cash equivalents	966,659	807,150

Total assets	3,660,448	2,105,319

Total liabilities	207,910	171,036

Total long-term liabilities	62,296	57,634

Total Assets
December 31, 2021 Compared to March 31, 2021
Total assets increased by $1,555.1 million or 74% from March 31, 2021 to December 31, 2021 with cash accounting for $159.5 million of the increase primarily due to the August 2021 public offering, offset by cash spent for the Vend, NuORDER and Ecwid acquisitions. Goodwill increased by $1,131.4 million and intangibles by $201.4 million, net of amortization and exchange differences, related primarily to the acquisitions of Vend, NuORDER and Ecwid. Trade and other receivables accounted for $25.9 million of the increase which is primarily due to receivables assumed in our recent acquisitions and a $5.5 million receivable that will be received in the three months ended March 31, 2022 due to the rate negotiation with our payment processing partner as described in the Results of Operations section of this MD&A, an increase in acquisition-related receivables from the sellers of our recent acquisitions which includes indemnification assets and working capital adjustments, and growing trade receivables given the growth of our business. The lease right-of-use assets accounted for $6.3 million of the increase given leases assumed through our recent acquisitions, property and equipment accounted for $7.3 million of the increase, other long term assets accounted for
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$9.5 million of the increase, and inventory accounted for $2.9 million of the increase. In addition, other current assets accounted for $11.0 million of the increase due to a D&O insurance prepayment as well as a deposit made in connection with our merchant cash advance business.
Total Liabilities
December 31, 2021 Compared to March 31, 2021
Total current liabilities increased by $32.2 million from March 31, 2021 to December 31, 2021. The main drivers of this amount were an increase in the deferred revenue of $19.0 million, an increase in accounts payable and accrued liabilities of $4.8 million, an increase in lease liabilities of $2.4 million and an increase in income taxes payable of $6.0 million. The variance in the current liabilities was partially due to the recent acquisitions of Vend, NuORDER and Ecwid as well as the growth of the Company.
Total long-term liabilities increased by $4.7 million from March 31, 2021 to December 31, 2021. The main drivers of this amount were an increase of $2.6 million in deferred tax liabilities and an increase in lease liabilities of $4.4 million, offset by a decrease in deferred revenue of $0.4 million and a decrease in accrued payroll taxes on share-based compensation of $1.9 million.
Quarterly Results of Operations
The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended December 31, 2021 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sept. 30, 2021	Dec. 31, 2021
	$	$	$	$	$	$	$	$

Revenues	36,271	36,229	45,493	57,611	82,395	115,920	133,218	152,676
Direct cost of revenues	12,568	13,515	17,907	24,307	38,330	58,347	68,272	73,675

Gross profit	23,703	22,714	27,586	33,304	44,065	57,573	64,946	79,001

Operating expenses
General and administrative	6,596	6,799	8,230	20,765	17,241	22,277	23,081	21,655
Research and development	10,310	9,739	12,141	16,382	17,041	22,216	30,092	32,005
Sales and marketing	16,810	16,257	19,580	28,056	33,007	42,270	51,693	55,308
Depreciation of property and equipment	550	412	439	758	870	869	1,020	1,315
Depreciation of right-of-use assets	821	827	872	956	1,221	1,625	2,008	2,078
Foreign exchange loss (gain)	(300)	480	290	778	550	249	6	327
Acquisition-related compensation	5,138	5,129	2,276	2,258	2,144	2,014	9,032	19,012
Amortization of intangible assets	4,260	4,405	4,404	7,960	13,359	17,013	22,797	25,851
Restructuring	—	—	—	—	1,760	197	—	—

Total operating expenses	44,185	44,048	48,232	77,913	87,193	108,730	139,729	157,551

Operating loss	(20,482)	(21,334)	(20,646)	(44,609)	(43,128)	(51,157)	(74,783)	(78,550)
Net interest income (expense)	(226)	(301)	(132)	(67)	147	226	719	1,029

Loss before income taxes	(20,708)	(21,635)	(20,778)	(44,676)	(42,981)	(50,931)	(74,064)	(77,521)

Income tax expense (recovery)
Current	(46)	55	43	20	48	630	95	96
Deferred	(2,065)	(1,574)	(1,355)	(2,045)	(984)	(2,224)	(15,072)	(12,125)

Total income tax recovery	(2,111)	(1,519)	(1,312)	(2,025)	(936)	(1,594)	(14,977)	(12,029)

Net loss	(18,597)	(20,116)	(19,466)	(42,651)	(42,045)	(49,337)	(59,087)	(65,492)

Net loss per share – basic and diluted	(0.21)	(0.22)	(0.20)	(0.39)	(0.34)	(0.38)	(0.43)	(0.44)

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Revenues
Our overall revenues continue to grow as we grow our global customer base and increase solution adoption amongst existing customers. The results demonstrate growth in the three months ended December 31, 2021 due to increases in subscription revenue from existing and new customers, including increased adoption of our payments solutions and other add-ons, as well as to the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid.
Direct Cost of Revenues
Our total quarterly costs of revenue increased successively for all periods presented. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform, as well as an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues, as well as the corresponding increase resulting from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid.
Gross Profit
Our total quarterly gross profit increased successively for all periods presented except for the three month period ended June 30, 2020 due primarily to the impact of the onset of the COVID-19 Pandemic. Our gross profit has declined as a percentage of revenue due to the success of our payments solutions as customers using these solutions carry higher direct costs compared to our subscription business.
Operating Expenses
Total operating expenses increased successively for all periods presented except for the three months ended June 30, 2020 during which period operating expenses remained constant with the prior three month period due primarily to the cost containment measures undertaken by the Company in response to the onset of the COVID-19 Pandemic combined with government-sponsored COVID-19 wage subsidies globally. The increase in the three months ended December 31, 2021 was primarily due to the assumption of the cost base of Ecwid, higher direct and sales and marketing costs to support a larger customer base, the increase in our acquisition-related compensation and amortization of intangible assets arising from the acquisition of Ecwid offset by a decrease in the related costs on share-based compensation.
See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us.
We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Credit Facility
We have credit facilities with the Canadian Imperial Bank of Commerce, which include a $25 million demand revolving operating credit facility (the “Revolver”) and a $50 million stand-by acquisition term loan, $20 million of which is uncommitted (the “Acquisition Facility”, and together with the Revolver, the “Credit Facilities”). The Revolver is available for draw at any time during the term of the Credit Facilities. The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Gastrofix. The Credit Facilities are secured by all material assets of the Company. We are in compliance with covenants as at December 31, 2021.
Financial regulatory authorities have announced a transition away from IBORs towards alternative risk-free rates. Since the Acquisition Facility is based on LIBOR + 3% and the IBOR transition will result in the end of the oversight of this benchmark interest rate, the contractual terms of the Acquisition Facility are expected to be amended with an alternative benchmark. While
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no replacement rate has been agreed to as of yet, the Company is currently exploring its options regarding alternative benchmarks. The LIBOR benchmark used for the Acquisition Facility is expected to come to an end as of June 30, 2023.

Working Capital
Our primary source of cash flow has been from raising capital totaling $2,193 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million Revolver available to be drawn to meet ongoing working capital requirements and $20 million (uncommitted) remaining on the Acquisition Facility for acquisitions. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at December 31, 2021 was $911.3 million. Given our existing cash and credit facilities, along with proceeds obtained from our February and August 2021 public offerings, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
In May 2021, due to the depleted amount available under our prior short form base shelf prospectus, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer up to C$4 billion of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Prospectus is effective.
New Issue Offering

On August 11, 2021, we completed a public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares. The public offering consisted of an aggregate of 8,855,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option on August 13, 2021, to purchase 1,155,000 additional Subordinate Voting Shares. The Subordinate Voting Shares were issued from treasury for gross proceeds of $823.5 million, with share issuance costs (including the underwriters' fee and other expenses related to the offering) amounting to approximately $33.0 million.
Cash Flows
The following table presents cash and cash equivalents as at December 31, 2021 and 2020, and cash flows from operating, investing, and financing activities for three and nine months ended December 31, 2021 and 2020:

	Three months ended December 31,		Nine months ended December 31,

(In thousands of US dollars)	2021	2020	2021	2020
	$	$	$	$

Cash and cash equivalents	966,659	232,646	966,659	232,646

Net cash provided by (used in)
Operating activities	(48,236)	(54,143)	(75,876)	(68,933)
Investing activities	(164,258)	(232,953)	(563,732)	(234,138)
Financing activities	(1,070)	5,886	799,772	322,774
Effect of foreign exchange on cash and cash equivalents	49	721	(655)	1,974

Net increase (decrease) in cash and cash equivalents	(213,515)	(280,489)	159,509	21,677
Cash Flows used in Operating Activities
Cash flows used in operating activities for the three months ended December 31, 2021 were $48.2 million compared to $54.1 million for the three months ended December 31, 2020. For the three months ended December 31, 2021, Adjusted Cash Flows Used in Operating Activities4 were $37.4 million when excluding transaction related costs of $3.8 million, acquisition-related
4 Refer to the section entitled "Non-IFRS Measures and Reconciliation of Non-IFRS Measures".
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compensation paid in the period of $3.7 million, $0.1 million for the payment of transaction-related liabilities that were assumed through our recent acquisitions, payroll taxes related to share-based compensation of $1.8 million and amounts in respect of non-ordinary course litigation matters, net of insurance and indemnification proceeds of $1.5 million. When adjusting cash flows used in operating activities on a similar basis for the three months ended December 31, 2020, Adjusted Cash Flows Used in Operating Activities5 were $19.7 million for the three months ended December 31, 2020. This $17.7 million increase in Adjusted Cash Flows Used in Operating Activities5 was primarily due to working capital movements which include an outflow of $5.0 million for a deposit paid in connection with our merchant cash advance business, an increase in trade and other receivables, an increase of $1.5 million in inventory given the recent increase in lead times for securing hardware, an increase from the movement of merchant cash advances of $0.8 million as well as an increase in sales tax receivables of $1.6 million.
Cash flows used in operating activities for the nine months ended December 31, 2021 were $75.9 million compared to $68.9 million for the nine months ended December 31, 2020. For the nine months ended December 31, 2021, Adjusted Cash Flows Used in Operating Activities5 were $51.4 million when excluding transaction related costs of $11.2 million, $0.5 million for the payment of transaction-related liabilities that were assumed through our recent acquisitions, acquisition-related compensation paid in the period of $7.1 million, restructuring costs of $1.1 million, payroll taxes related to share-based compensation of $4.8 million and removing the amounts in respect of non-ordinary course litigation matters, net of insurance and indemnification proceeds received for acquisition-related provisions of $0.3 million, compared to Adjusted Cash Flows Used in Operating Activities5 of $26.7 million for the nine months ended December 31, 2020. This $24.8 million increase is primarily due to cash received in respect of government-sponsored COVID-19 wage subsidy programs of $7.9 million and the cost containment measures undertaken by the Company in response to the onset of the COVID-19 Pandemic during the nine months ended December 31, 2020, as well as working capital movements which include an outflow of $5.0 million for a deposit paid in connection with our merchant capital advance business, an increase in trade and other receivables, an increase of $2.7 million in inventory given the recent increase in lead times for securing hardware, an increase from the movement of merchant cash advances of $3.1 million as well as an increase in sales tax receivables of $1.8 million.
Cash Flows used in Investing Activities
Cash flows used in investing activities for the three months ended December 31, 2021 were $164.3 million compared to cash flows from investing activities of $233.0 million for the three months ended December 31, 2020. The decrease in cash used for investing activities was primarily due to the difference in cash paid for the acquisitions in the three months ended December 31, 2020 (ShopKeep in November 2020 and Upserve in December 2020) as compared to the acquisition of Ecwid in the three months ended December 31, 2021.
Cash flows used in investing activities for the nine months ended December 31, 2021 were $563.7 million compared to $234.1 million for the nine months ended December 31, 2020. The increase in cash used for investing activities was primarily due to the difference in cash paid on acquisitions of Vend in April 2021, NuORDER in July 2021 and Ecwid in October 2021 compared to the acquisitions of ShopKeep in November 2020 and Upserve in December 2020.
Cash Flows from (used in) Financing Activities
Cash flows used in financing activities for the three months ended December 31, 2021 were $1.1 million compared to cash flows from financing activities of $5.9 million in the three months ended December 31, 2020. The movement in cash flows relating to financing activities was mainly due a decrease of $6.2 million in proceeds from the exercise of stock options under our equity incentive plans, an increase in financing costs of $0.4 million and a combined increase in the payment of lease liabilities and movement in restricted lease deposits of $1.1 million offset by a decrease in share issuance costs of $0.7 million.
Cash flows from financing activities for the nine months ended December 31, 2021 increased by $477.0 million compared to the nine months ended December 31, 2020. The increase in cash inflows from financing activities was mainly due to having raised $789.4 million in funds in our August 2021 public offering net of share issuance costs during the period compared to the $313.5 million raised as part of our initial public offering on the New York Stock Exchange in September 2020, net of share issuance costs. In addition, there was an increase of $3.6 million in proceeds from the exercise of stock options under our equity incentive plans, offset by an increase in financing costs of $0.2 million and a combined increase in the payment of lease liabilities and movement in restricted lease deposits of $2.3 million.
We believe that our current cash balance, available financing, cash flows from operations and credit available under the credit facility are adequate for the Company’s future operating cash needs.
5 Refer to the section entitled "Non-IFRS Measures and Reconciliation of Non-IFRS Measures".
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Contractual Obligations
Our commitments increased from those disclosed in our audited annual consolidated financial statements for the fiscal year ended March 31, 2021. We renegotiated certain contracts with payments processors which include minimum fee commitments of $44.4 million over the next four fiscal years and renegotiated certain contracts with service providers which include additional commitments of $62.8 million over the next five fiscal years. We also entered into a new agreement with a hardware provider with a spend commitment of $3.8 million over the next two fiscal years.
Off-Balance Sheet Arrangements
We have not entered into off-balance sheet financing arrangements, other than low value and short-term leases. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Recent Developments
On January 25, 2022, we announced the appointments of Nathalie Gaveau and Dale Murray to our board of directors, which appointments were effective on January 24, 2022. Mmes. Gaveau and Murray are internationally-recognized technology entrepreneurs that bring extensive knowledge of the European and Asia-Pacific markets to an already distinguished board.
On February 2, 2022, we announced, as part of our long-term succession planning process, that our board of directors had appointed JP Chauvet to the role of Chief Executive Officer with immediate effect. We also announced that our outgoing CEO, Dax Dasilva, would continue to serve the Company in the newly-created role of Executive Chair and that our current Chair, Patrick Pichette, would immediately become our Lead Independent Director.
Related Party Transactions
We have no material related party transactions, other than those noted in our unaudited condensed interim consolidated financial statements.
Financial Instruments and Other Instruments
Credit and Concentration Risk
Generally, the carrying amount of our assets in our unaudited condensed interim consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure loss allowances are established and maintained at an appropriate amount.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our annual consolidated financial statements. Our allowances for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.
Potential effects from the COVID-19 Pandemic on the Company's credit risk have been considered and we continue our assessment given the fluidity of COVID-19's global impact.
Liquidity Risk
We are exposed to the risk of being unable to honour our financial commitments as they become due. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.
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We have $966.7 million of cash and cash equivalents as well as $25.0 million available under the Revolver as at December 31, 2021, demonstrating our liquidity and our ability to cover upcoming financial liabilities.
Foreign Currency Exchange Risk
We are exposed to foreign currency exchange risk due to financial instruments denominated in foreign currencies. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts, none of which are for greater than a one-year term. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes.
The notional principal of our foreign exchange contracts was approximately $45.5 million Canadian dollars as at December 31, 2021 (March 31, 2021 - nil). We designate certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9 Financial Instruments are met. We recognize these foreign exchange forward contracts as either assets or liabilities on the unaudited condensed interim consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the condensed interim consolidated balance sheets, respectively. We reflect the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassify cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact our condensed interim consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs.
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and a decrease in share price will result in a decrease in the accrual recorded for social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant.
Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions.
We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.

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Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Payments
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.
Business Combinations and Impairment of Non-financial Assets
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. We develop the fair value internally by using appropriate valuation techniques, which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates and discount rates. These estimates, including the methodology used, the assessment of cash generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Whenever property and equipment, right-of-use assets and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
Impairment of Financial Assets
We assess at each reporting date whether there is any evidence that our trade receivables are impaired. We use the simplified approach for measuring impairment of our trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, we do not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime ECL at each reporting date. We have established a provision matrix that is based on our historical credit loss experiences, adjusted for forward looking factors specific to the debtors and the economic environment.
COVID-19 Pandemic
The uncertainties around COVID-19 required the use of judgments and estimates which judgments and estimates resulted in no material accounting impacts for the nine months ended December 31, 2021 other than the impact on ECLs driven by the changes in the macro-economic environment due to COVID-19. The risk and uncertainties surrounding the COVID-19 Pandemic generate a significant risk of material adjustment in future reporting periods to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment, and other assets and liabilities.
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Recently Issued Accounting Standards Not Yet Adopted
From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as of the specified effective date. No new accounting pronouncements are expected to materially impact Lightspeed as at December 31, 2021.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the NYSE. Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 148,413,979 Subordinate Voting Shares and no preferred shares were issued and outstanding as of February 1, 2022.
As of February 1, 2022, there were 1,432,197 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 878,773 were vested as of such date), 7,018,827 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 1,247,518 were vested as of such date) and 150,000 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which 61,111 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share.
As of February 1, 2022, there were 360,720 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 237,470 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share.
As of February 1, 2022, there were 23,259 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of February 1, 2022, there were 2,579,461 RSUs outstanding under the Company’s Omnibus Plan (of which 216,015 were vested as of such date) and 273 RSUs outstanding which were Inducement Grants (of which 273 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of February 1, 2022, there were 66,431 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
Disclosure
Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at December 31, 2021 were effective.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive
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Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Vend, which was acquired on April 16, 2021, NuORDER, which was acquired on July 1, 2021, and Ecwid, which was acquired on October 1, 2021.
Vend's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the nine months ended December 31, 2021 was less than 10% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at December 31, 2021,Vend's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
NuORDER's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the nine months ended December 31, 2021 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at December 31, 2021, NuORDER's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
Ecwid's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the nine months ended December 31, 2021 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at December 31, 2021, Ecwid's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for Vend, NuORDER and Ecwid are described in note 4 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2021.
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